Filed pursuant to Rule 433

Registration File No. 333-281194

Relating to the

Preliminary Prospectus Supplement

dated May 5, 2026

(To Prospectus dated August 1, 2024)

PRICING TERM SHEET

May 6, 2026

Travere Therapeutics, Inc.

Offering of

$475,000,000 Aggregate Principal Amount of

0.50% Convertible Senior Notes due 2032

The information in this pricing term sheet supplements Travere Therapeutics, Inc.’s preliminary prospectus supplement, dated May 5, 2026 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Travere Therapeutics, Inc. and not to its subsidiaries.

Issuer	Travere Therapeutics, Inc.

Ticker / Exchange for Common Stock	TVTX / Nasdaq Global Market (“Nasdaq”).

Trade Date	May 7, 2026.

Notes	0.50% convertible senior notes due 2032 (the “Notes”).

Settlement Date	May 11, 2026, which will be the second business day after the Trade Date (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the business day before the Settlement Date must, because the Notes initially will settle T+2, specify an alternate settlement cycle at the time of such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Principal Amount	$475,000,000 (or, if the underwriters fully exercise their over- allotment option, $525,000,000) aggregate principal amount of Notes.

Offering Price	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date.

Underwriting Discount	3.00%.

Maturity	May 15, 2032, unless earlier repurchased, redeemed or converted.

Stated Interest Rate	0.50% per annum.

Interest Payment Dates	May 15 and November 15 of each year, beginning on November 15, 2026.

Record Dates	May 1 and November 1.

Last Reported Sale Price per Share of Common Stock on Nasdaq on May 6, 2026	$44.76.

Conversion Premium	Approximately 45.0% above the Last Reported Sale Price per Share of Common Stock on Nasdaq on May 6, 2026.

Initial Conversion Price	Approximately $64.90 per share of our common stock.

Initial Conversion Rate	15.4078 shares of our common stock per $1,000 principal amount of Notes.

Optional Redemption	We may not redeem the Notes at our option at any time before May 21, 2029. The Notes will be redeemable, in whole or in part (subject to the partial redemption limitation described below), at our option at any time, and from time to time, on a redemption date occurring on or after May 21, 2029 and, in the case of a partial redemption, on or before the 30th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of our common stock exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (2) the trading day immediately before the date we send such notice. However, we may not redeem less than all of the outstanding Notes unless at least $75.0 million aggregate principal amount of Notes are outstanding and not called for redemption as of the time we send the related redemption notice. In addition, calling any Note for redemption will constitute a make-whole fundamental change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption. See “Description of Notes—Optional Redemption” in the Preliminary Offering Memorandum.

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $460.0 million (or approximately $508.5 million if the underwriters fully exercise their over-allotment option), after deducting the underwriters’ discounts and commissions and our estimated offering expenses. We intend to use a portion of the net proceeds from this offering to repurchase a portion of our outstanding 2.25% convertible senior notes due 2029 (the “2029 notes”) for cash, as further described below. We intend to use the remaining net proceeds from this offering for general corporate purposes, which may include commercialization expenses, clinical trial and other research and development expenses, capital expenditures, working capital and general and administrative expenses.

Concurrent Note Repurchases

Concurrently with this offering, in separate transactions, we expect to repurchase approximately $221.4 million aggregate principal amount of our outstanding 2029 notes for approximately $350.9 million of cash, which includes accrued and unpaid interest. We negotiated these repurchases through one of the underwriters or its affiliate acting as our agent, for which that underwriter or affiliate may receive a customary commission.

In connection with any repurchase of the 2029 notes, we expect that holders of our 2029 notes who agree to have their 2029 notes repurchased and who have hedged their equity price risk with respect to such 2029 notes (the “hedged holders”) will, concurrently with the pricing of the Notes, unwind their hedge positions by buying our common stock and/or entering into or unwinding various derivative transactions with respect to our common stock. The amount of our common stock to be purchased by the hedged holders may be substantial in relation to the historical average daily trading volume of our common stock. This activity by the hedged holders may have increased the effective conversion price of the Notes. We cannot predict the magnitude of such market activity or the overall effect it will have on the price of the Notes or our common stock.

Book-Running Managers	J.P. Morgan Securities LLC Jefferies LLC Leerink Partners LLC

Co-Manager	Guggenheim Securities, LLC

CUSIP / ISIN Numbers	89422G AB3 / US89422GAB32.

Other Changes to the Preliminary Prospectus Supplement	The offering size contemplated by the Preliminary Prospectus Supplement shall be increased by $75,000,000 from $400,000,000 (or, if the underwriters fully exercise their over- allotment option, $460,000,000) to $475,000,000 (or, if the underwriters fully exercise their over-allotment option, $525,000,000) (collectively, the “Offering Upsize”). The sources and uses of funds, capitalization table and other information in the Preliminary Prospectus Supplement will be deemed to have changed to reflect the amount of the Offering Upsize and, if applicable, the use of proceeds therefrom.

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change	If a make-whole fundamental change occurs with respect to any Note and the conversion date for the conversion of such Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” then, subject to the provisions described below, the conversion rate applicable to such conversion will be increased by a number of shares set forth in the table below corresponding (after interpolation, as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

	Stock Price
Make-Whole Fundamental Change Effective Date	$44.76	$55.00	$64.90	$75.00	$84.37	$100.00	$150.00	$200.00	$250.00	$300.00	$350.00	$400.00
May 11, 2026	6.9335	4.8902	3.6359	2.7693	2.1959	1.5413	0.5849	0.2468	0.1030	0.0376	0.0089	0.0000
May 15, 2027	6.9335	4.8902	3.6205	2.7213	2.1323	1.4679	0.5248	0.2075	0.0793	0.0246	0.0036	0.0000
May 15, 2028	6.9335	4.8902	3.5390	2.6099	2.0097	1.3449	0.4398	0.1572	0.0518	0.0116	0.0000	0.0000
May 15, 2029	6.9335	4.7973	3.3573	2.4048	1.8025	1.1536	0.3263	0.0973	0.0232	0.0016	0.0000	0.0000
May 15, 2030	6.9335	4.5324	3.0210	2.0555	1.4682	0.8667	0.1865	0.0371	0.0024	0.0000	0.0000	0.0000
May 15, 2031	6.9335	3.9864	2.3753	1.4284	0.9072	0.4399	0.0459	0.0006	0.0000	0.0000	0.0000	0.0000
May 15, 2032	6.9335	2.7740	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

•

if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two dates in the table above, then the number of additional shares will be determined by a straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table and the earlier and later dates in the table above, as applicable, based on a 365- or 366-day year, as applicable; and

•

if the stock price is greater than $400.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $44.76 (subject to adjustment in the same manner), per share, then no additional shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 22.3413 shares of our common stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompany prospectus upon request to J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com; or Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, Massachusetts 02109, or by telephone at (800) 808-7525 ext. 6105, or by email at syndicate@leerink.com.

You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes.

Neither this pricing term sheet, nor the Preliminary Prospectus Supplement and accompanying prospectus constitute an offer to sell or a solicitation of an offer to buy any Notes in any jurisdiction where it is unlawful to do so, where the person making the offer is not qualified to do so or to any person who cannot legally be offered the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.